MainStay MacKay DefinedTerm Municipal Opportunities Fund

51 Madison Avenue

New York, NY 10010

October 8, 2021

VIA EDGAR

Mr. John F. Kernan

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: MainStay MacKay DefinedTerm Municipal Opportunities Fund (File No. 811-22551) (the “Fund”)

Dear Mr. Kernan:

This letter responds to comments that you provided telephonically on September 9, 2021 and September 23, 2021 regarding the most recent annual shareholder report filed by the Registrant on Form N-CSR.

Comment 1: Explain how the Fund complies with the 300% asset coverage requirement of the Investment Company Act of 1940 for senior securities as that requirement applies to the Fund’s use of tender option bonds (“TOB’s”).

Response: As we explained during our recent telephone calls, we are not required to comply with the 300% asset coverage requirements because the Fund earmarks liquid assets (other than the underlying bonds deposited in the TOB Trust) to cover its obligations.   This coverage is monitored daily.

Comment 2: Explain how the Fund intends to comply with the requirement that closed-end funds include graphical representations of historical performance, particularly a line graph comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years (or for the life of the closed end fund if shorter) in annual reports to shareholders beginning annual reports filed on or after August 1, 2021.

Response: We will include this information in annual shareholder reports going forward. In addition, we will include this information in the next semi-annual shareholder report for the period ended November 30, 2021.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary